Exhibit 99.1
Chemomab Therapeutics Announces First Quarter 2024 Financial Results and Provides
Corporate Update

─On Track for Midyear 2024 Topline Data and Late 2024/Early 2025 Open Label Data Readouts from
CM-101 Phase 2 Trial in Primary Sclerosing Cholangitis (PSC), Following Early Completion of
Patient Enrollment Six Months Ahead of Schedule─

─New Peer-Reviewed Publications Based on Patient Sample Studies Further Reinforce the Key Role
of Chemomab’s Novel CCL24 Target in Both PSC and Systemic Sclerosis─

─PSC Expert Webinar Highlights the Emerging Importance of Surrogate Biomarkers in PSC
Clinical Development─

TEL AVIV, Israel, May 9, 2024 -- Chemomab Therapeutics Ltd. (Nasdaq: CMMB), (Chemomab), a clinical-stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need, today announced financial and operating results for the first quarter ended March 31, 2024, and provided a corporate update.

“These are exciting times for Chemomab. We began the new year announcing early completion of enrollment in our CM-101 Phase 2 trial in patients with primary sclerosing cholangitis (PSC) six months ahead of schedule, allowing us to move up our topline readout to midyear 2024. This potentially transformative milestone for Chemomab will be followed by additional significant catalysts later this year or early in 2025, when we expect to report topline results from the 33-week open label extension of the PSC trial as well as feedback from the FDA on a possible Phase 3 trial design, ” said Adi Mor, PhD, co-founder, Chief Executive Officer and Chief Scientific Officer of Chemomab. “These achievements reflect the superb work of our medical and clinical development teams and the support of our PSC investigators, along with the enthusiastic response of patients eager to help advance the quest for effective new treatments.”

Dr. Mor added, “In the first months of 2024, we also reported new peer reviewed publications further validating the role of our CCL24 target and our CCL24-neutralizing antibody CM-101 in both PSC and systemic sclerosis (SSc). Our CM-101 SSc program is Phase 2 ready with an open IND, and we look forward to initiating patient enrollment when resources permit. Our robust patent estate for CM-101 was reinforced with additional patents granted in the E.U., Brazil and Israel. In April, we hosted an expert PSC webinar that included informative updates on diagnosis and treatment, as well as emerging knowledge around the role of surrogate biomarkers and other noninvasive clinical endpoints in PSC management and clinical development. We look forward to building on these positive developments during what we expect to be an eventful remainder of the year.”

First Quarter 2024 and Recent Updates

•
In April, 2024, Chemomab announced the publication of a new study in the journal Arthritis Care and Research that further confirms the key role of its novel target CCL24 in systemic sclerosis. The longitudinal study of a cohort of more than 200 SSc patients showed that CCL24 is associated with increased mortality and disease severity across the fibrotic and vascular manifestations of the disease.

•
In April, 2024, Chemomab hosted a well-attended webinar on primary sclerosing cholangitis featuring Christopher Bowlus, MD, of UC Davis Health; Ricky Safer, founder and CEO of PSC Partners Seeking a Cure and Massimo Pinzani, MD, PhD, of the UCL Institute for Liver and Digestive Health and UPMC ISMETT. Topics included an overview of current PSC diagnosis and treatment, the emerging consensus around surrogate biomarkers and other noninvasive clinical endpoints and the role of patient advocacy groups in supporting advances in treatment. Click here for a replay of the webinar.

•
In March, 2024, Chemomab reported that the European Patent Office had granted a new patent for CM-101, Chemomab’s first-in-class monoclonal antibody, covering the use of CM-101 and sequence-related anti-CCL24 antibodies for the treatment of hepatic (liver) diseases, including PSC. In February, the company announced new patents were granted in Brazil and Israel. The Brazilian patent includes claims broadly covering CM-101 and related anti-CCL24 antibodies along with their use for the treatment of fibrotic, inflammatory and autoimmune diseases. The Israeli patent covers the use of CM-101 in the treatment of hepatic diseases, including PSC. These patents supplement the extensive protections afforded by CM-101 patents issued and allowed in the U.S. and other major territories.

•
In January, 2024, Chemomab reported publication of new proteomics research in the peer-reviewed journal Cells reinforcing the clinical potential of CM-101 in primary sclerosing cholangitis. The proteomic analyses of human samples highlighted the unique role of CCL24 in activating key PSC-related disease mechanisms. These findings further confirm the potential of CM-101 as a promising therapy for PSC.

•
In January, 2024, Chemomab announced early completion of patient enrollment in the CM-101 Phase 2 PSC SPRING trial and moved up the expected topline data readout to midyear 2024, rather than in the second half of 2024 as had been previously projected.

First Quarter 2024 Financial Highlights

◾	Cash Position: Cash, cash equivalents and short-term bank deposits were $16.0 million as of March 31, 2024, compared to $19.9 million as of December 31, 2023.

◾
Research and Development (R&D) Expenses: R&D expenses were $3.1 million for the first quarter of 2024, compared to $6.9 million for the first quarter of 2023. The decrease in R&D expenses in the first quarter of 2024 compared to the first quarter of 2023 primarily resulted from the early completion of patient enrollment in the company’s CM-101 Phase 2 PSC trial.

◾
General and Administrative (G&A) Expenses: G&A expenses were $0.9 million for the first quarter of 2024, compared to $2.2 million for the first quarter of 2023. The decrease in G&A expenses primarily reflected reductions in headcount, consulting fees and other cost savings.

◾
Net Loss: Net loss was $3.9 million, or a net loss of approximately $0.01 per basic and diluted ordinary share for the first quarter of 2024, compared to $8.8 million, or a net loss of approximately $0.04 per basic and diluted ordinary share for the first quarter of 2023. The weighted average number of ordinary shares outstanding, basic and diluted, was 284,151,752 (equal to approximately 14.2 million ADSs) for the first quarter of 2024.

◾	Liquidity and Capital Resources: Chemomab believes its existing liquidity resources as of March 31, 2024 will enable it to fund its operations through March 31, 2025.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, among other things, statements regarding the Company’s ability to regain compliance with Nasdaq’s Marketplace Rule 5550(a)(2) prior to the expiration of the 360-day grace period; the clinical development pathway for CM-101; the expectation that Chemomab will report topline data from the PSC clinical trial by midyear 2024; the Company’s ability to fund its operations through March 31, 2025 based on its existing liquidity resources; the length, duration and impact of the war in Israel on Chemomab’s business and operations; the future operations of Chemomab and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of Chemomab; the development and commercial potential and potential benefits of any product candidates of Chemomab, and that the product candidates have the potential to address high unmet needs of patients with serious fibrosis-related diseases and conditions. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon Chemomab's current expectations. Forward-looking statements involve risks and uncertainties. Because such statements deal with future events and are based on Chemomab's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Chemomab could differ materially from those described in or implied by the statements in this communication, including those found under the caption "Risk Factors" and elsewhere in Chemomab's filings and reports with the SEC. Chemomab expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Chemomab's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

About Chemomab Therapeutics Ltd.
Chemomab is a clinical stage biotechnology company developing innovative therapeutics for fibro-inflammatory diseases with high unmet need. Based on the unique and pivotal role of CCL24 in promoting fibrosis and inflammation, Chemomab developed CM-101, a monoclonal antibody that neutralizes CCL24 activity. In clinical and preclinical studies, CM-101 appears safe, with the potential to treat multiple severe and life-threatening fibro-inflammatory diseases. Chemomab has reported positive results from three clinical trials of CM-101 in patients, including a Phase 2a liver fibrosis trial in NASH patients and an investigator-initiated study in patients with severe lung injury. A Phase 2 trial in primary sclerosing cholangitis has completed patient enrollment, with topline data expected midyear 2024. Chemomab’s CM-101 program for the treatment of systemic sclerosis is Phase 2-ready with an open U.S. IND. For more information about Chemomab, visit chemomab.com.

Contacts:

Media & Investors:
Chemomab Therapeutics:
Barbara Lindheim
Consulting Vice President
Investor & Public Relations,
Strategic Communications
Phone: +1 917-355-9234
barbara.lindheim@chemomab.com
IR@chemomab.com

Interim Unaudited Condensed Consolidated Balance Sheet

In USD thousands (except for share amounts)

	March 31,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	4,665	9,292
Short term bank deposits	11,212	10,492
Restricted cash	75	76
Other receivables and prepaid expenses	885	1,037

Total current assets	16,837	20,897

Non-current assets
Long term prepaid expenses	516	559
Property and equipment, net	289	303
Operating lease right-of-use assets	367	392
Total non-current assets	1,172	1,254

Total assets	18,009	22,151

Current liabilities
Trade payables	527	516
Accrued expenses	3,401	3,423
Employee and related expenses	360	823
Operating lease liabilities	110	76

Total current liabilities	4,398	4,838

Non-current liabilities
Operating lease liabilities - long term	280	316

Total non-current liabilities	280	316

Total liabilities	4,678	5,154

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 650,000,000 shares as of March 31, 2024 and December 31, 2023;	-	-
Issued and outstanding: 284,379,960 Ordinary shares as of March 31, 2024 and 284,094,700 as of December 31, 2023;	-	-
Additional paid in capital	105,877	105,675
Accumulated deficit	(92,546)	(88,678)

Total shareholders’ equity	13,331	16,997
Total liabilities and shareholders’ equity	18,009	22,151

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Interim Unaudited Condensed Consolidated Statements of Operations

In USD thousands (except for share and per share amounts)

	Three months	Three months
	Ended	Ended
	March 31,	March 31,
	2024	2023
Operating expenses

Research and development	3,112	6,887

General and administrative	936	2,162

Total operating expenses	4,048	9,049

Financing income, net	180	317

Loss before taxes	3,868	8,732

Taxes on income	-	21

Net loss for the period	3,868	8,753

Basic and diluted loss per Ordinary Share (*)	0.014	0.040
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	284,151,752	220,996,240

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares